UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL OMB Number: 3235-0145 Expires: February 28, 2009 Estimated average burden hours per response 14.5

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6)

Mace Security International, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

554335208

(CUSIP Number)
Andrew E. Shapiro Lawndale Capital Management, LLC 591 Redwood Highway, Suite 2345 Mill Valley, CA 94941 415-389-8258	Christopher J. Rupright, Esq. Shartsis Friese LLP One Maritime Plaza, 18th Floor San Francisco, CA 94111 415-421-6500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 18, 2007

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Lawndale Capital Management, LLC

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) XX
(b) ______

3. SEC Use Only

4. Source of Funds (See Instructions) AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power -0-
8. Shared Voting Power 1,574,479
9. Sole Dispositive Power -0-
10. Shared Dispositive Power 1,574,479

11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,574,479

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 9.6%

14. Type of Reporting Person (See Instructions)

OO, IA

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Andrew E. Shapiro

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) XX
(b) ______

3. SEC Use Only

4. Source of Funds (See Instructions) AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power -0-
8. Shared Voting Power 1,574,479
9. Sole Dispositive Power -0-
10. Shared Dispositive Power 1,574,479

11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,574,479

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 9.6%

14. Type of Reporting Person (See Instructions)

IN

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Diamond A Partners, L.P.

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ______
(b) ______

3. SEC Use Only

4. Source of Funds (See Instructions) WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power -0-
8. Shared Voting Power 1,375,428
9. Sole Dispositive Power -0-
10. Shared Dispositive Power 1,375,428

11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,375,428

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 8.4%

14. Type of Reporting Person (See Instructions)

PN

Item 1. Security and Issuer

This statement relates to shares of Common Stock (the "Stock") of Mace Security International, Inc. (the "Issuer"). The principal executive office of the Issuer is located at 1000 Crawford Place, Suite 400, Mt. Laurel, NJ 08054.

Item 2. Identity and Background

The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

(a) Lawndale Capital Management, LLC ("Lawndale" or "LCM");
Andrew E. Shapiro ("Shapiro"); Diamond A Partners, L.P. ("DAP")
(collectively, the "Filers").

DAP is filing this statement jointly with the other Filers, but not as a member of a group and expressly disclaims membership in a group. Lawndale and Shapiro disclaim beneficial ownership of the Stock except to the extent of their respective pecuniary interests therein.

(b) The business address of the Filers is
591 Redwood Highway, Suite 2345, Mill Valley, CA 94941.

(c) Present principal occupation or employment of the Filers and the name, principal business and address of any corporation or other organization in which such employment is conducted:
LCM is the investment adviser to and the general partner of DAP, which is an investment limited partnership. Shapiro is the sole manager of LCM.

(d) During the last five years, none of the Filers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Filers was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Shapiro is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

The source and amount of funds used in purchasing the Stock were as follows:
Purchaser	Source of Funds	Amount
LCM	Funds under Management (1)	$3,815,915.77
DAP	Working Capital	$3,334,063.12

(1) Includes funds of DAP invested in Stock.

Item 4. Purpose of Transaction

As disclosed in its prior filings of Schedule 13D, the Filers ("Lawndale") have sent a number of letters (the "Prior Letters") to the Board of Mace Security International ("Mace" or the "Company"), which were attached as Exhibit B to Schedules 13D, Amendments No. 1 through No. 5, detailing Lawndale's concerns regarding several corporate governance issues including, but not limited to, what Lawndale believes to be insufficient independent composition and structuring of Mace's Board of Directors. As further detailed in the Prior Letters, Lawndale believes that the problems with Mace's Board of Directors have contributed to the Company's poor performance and decline in its stock price.

On September 18, 2007, Lawndale sent Mace a letter (a copy of which is attached as Exhibit B hereto, and incorporated by reference in this filing) in which Lawndale submitted notice (the "Lawndale Notice") of Lawndale's intent to nominate Eugene Davis, Gerald LaFlamme, Philip Livingston and Dennis Raefield (the "Independent Nominees") for election to Mace's Board of Directors. The Lawndale Notice also set forth several proposals (the "Shareholder Proposals") for stockholder approval at Mace's 2007 Annual Meeting. As described in the Lawndale Notice (as well as in the Prior Letters), Lawndale's believes that adding new, Independent Directors who have no ties to the current management of the Company and have not been selected by the management of the Company will improve the functioning of the Board. Similarly, Lawndale believes that the Shareholder Proposals, taken both individually and as a whole, will help improve the governance of the Company, and thereby lead to improved performance.

As disclosed in the Lawndale Notice, Lawndale intends to file a proxy statement with the Securities and Exchange Commission for the purpose of soliciting proxies with respect to election of the Independent Nominees and approval of the Shareholder Proposals. Lawndale believes, given the operating history and oversight experience of the Independent Nominees, they would individually, and together, add significant expertise and value to Mace's Board. Further, Lawndale believes that the Shareholder Proposals would greatly improve Mace's governance mechanisms.

As detailed in the Prior Letters and the Lawndale Notice, Lawndale believes a substantial change in Mace's Board is necessary to improve the quality and functioning of the Company's independent directors, and ultimately the Company's performance. Lawndale's only goal is to improve the Company's governance structure so as to enhance shareholder value. Through its Prior Letters and communications setting forth several proposals submitted over the past year, Lawndale has attempted to achieve this goal on a cooperative basis with minimum expense and distraction. Lawndale has had discussions with Mace's management and Board in an effort to resolve this matter in a constructive way and to avoid a proxy contest. Unfortunately, such discussions to date have been fruitless and, in Lawndale's opinion, only highlight the existing Board's lack of independence. As a result, Lawndale currently believes that the only way Lawndale can achieve the improvements in the Company's governance structure necessary to create value for all shareholders is to conduct a proxy contest to change the Board and approve the other items set forth in the Lawndale Notice. As described in the Prior Letters and the Lawndale Notice, Lawndale believes that replacing all of the Board members (other than Mr. Paolino) with truly qualified and independent directors who will act solely in the best interests of the Company's shareholders is the best way to improve the Company's governance structure.

Lawndale has been and may continue to be in contact with Mace management, members of Mace's Board of Directors, other significant shareholders and others regarding these and additional steps that Mace could employ to maximize shareholder value.

Lawndale believes the public market value of Mace, currently trading below it's tangible book value, is undervalued by not adequately reflecting the value of Mace's assets and business divisions. Lawndale acquired the Stock solely for investment purposes, and Lawndale may from time to time buy or sell the Stock at its discretion.

Lawndale incorporates by reference its activities and discussions disclosed in its prior Schedules 13D to the extent not inconsistent with the discussion herein.

Item 5. Interest in Securities of the Issuer

The beneficial ownership of the Stock by each Filer at the date hereof is reflected on that Filer's cover page.

The Filers effected the following transactions in the Stock in open market transactions on the dates indicated, and such transactions are the only transactions in the Stock by the Filers since September 10, 2007:
Name	Purchase or Sale	Date	Number of Shares	Purchase Price

DAP	P	9/11/2007	1	2.09
DAP	P	9/13/2I007	400	2.09
DAP	P	9/14/2007	1,500	2.12
LCM	P	9/14/2007	300	2.12

Item 6. Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer

LCM is the general partner of its clients pursuant to limited partnership agreements providing to LCM the authority, among other things, to invest the funds of such clients in Stock, to vote and dispose of Stock and to file this statement on behalf of such clients. Pursuant to such limited partnership agreements, the general partner of such clients is entitled to allocations based on assets under management and realized and unrealized gains.

Item 7. Material to Be Filed as Exhibits

Exhibit A: Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.

Exhibit B: Notice of Nomination of Directors and Proposed Business for the 2007 Annual Meeting of Stockholders of Mace Security International, Inc., dated September 18, 2007

SIGNATURES

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 27, 2007
Lawndale Capital Management, LLC By: Andrew E. Shapiro, Manager	Diamond A Partners, L.P. By: Lawndale Capital Management, LLC General Partner By: Andrew E. Shapiro, Manager
Andrew E. Shapiro

EXHIBIT A

AGREEMENT REGARDING JOINT FILING

OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of the common stock of Mace Security International, Inc. For that purpose, the undersigned hereby constitute and appoint Lawndale Capital Management, LLC as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

Dated: July 26, 2006
Lawndale Capital Management, LLC By: Andrew E. Shapiro, Manager	Diamond A Partners, L.P. By: Lawndale Capital Management, LLC General Partner By: Andrew E. Shapiro, Manager
Andrew E. Shapiro

EXHIBIT B

September 18, 2007

VIA FACSIMILE, ELECTRONIC MAIL
AND OVERNIGHT COURIER

Mace Security International, Inc.

1000 Crawford Place, Suite 400

Mt. Laurel, New Jersey 08054

Attention: Robert M. Kramer, Secretary

Re: Notice of Nomination of Directors and Proposed Business for the 2007 Annual Meeting of Stockholders of Mace Security International, Inc.

Dear Mr. Kramer:

This letter is written on behalf of our clients, Lawndale Capital Management, LLC, Diamond A Partners, L.P. and Diamond A Investors, L.P. (collectively "Lawndale"), beneficial holders of 1,574,479 shares of common stock, par value $0.01 per share (the "Shares"), of Mace Security International, Inc., a Delaware corporation (the "Company").

As holders of record of the Shares, on behalf of Lawndale, we hereby provide notice to the Company that Lawndale intends to nominate Eugene I. Davis, Gerald T. LaFlamme, Philip B. Livingston and Dennis R. Raefield (sometimes referred to herein as the "Nominees") for election to the Company's Board of Directors (the "Company Board") at the 2007 Annual Meeting of Stockholders of the Company (including any adjournments or postponements of such meeting and any meeting held in lieu thereof, the "Annual Meeting"). Please also be advised that Lawndale intends to solicit proxies with respect to the election of the Nominees. Lawndale also intends to vote for the election of Louis D. Paolino, Jr. to the Board.

It is the understanding of Lawndale that the stockholders of the Company will be asked to elect five (5) directors at the Annual Meeting, each to serve for a one year term ending on the date of the annual meeting of stockholders of the Company to be held in 2008. Lawndale reserves the right to nominate a substitute person for election as a director in the event that any Nominee is unable or unwilling to serve as a director or the Company makes or announces any change to the Bylaws of the Company (the "Bylaws") or takes or announces any other actions that are designed to, or have the effect of, disqualifying any of the Nominees.

Lawndale reserves the right (i) subject to any limitation resulting from an equitable and proper application of the Bylaws, to nominate additional nominees to fill a director's position, (ii) to nominate additional nominees to fill any director positions created by the Company's Board prior to or at the Annual Meeting, or (iii) to designate any such nominees as nominees with respect to any class or classes of directors to be elected at the Annual Meeting.

Lawndale also hereby provides notice to the Company that Lawndale also intends to propose for stockholder approval at the Annual Meeting resolutions effecting the proposals listed on Annex A to this letter (collectively, the "Proposals").

Lawndale's interest in the election of the Nominees and the approval by stockholders of the Proposals is derived from Lawndale's ownership of the Shares, as noted above.

This letter also constitutes notice under Rule 14a-4(c)(2)(i) that Lawndale intends to deliver a proxy statement and form of proxy to holders of at least the percentage of the Company's voting shares required under applicable law to approve the slate of nominees set forth above and the Proposals.

The information included in this notice reflects the best knowledge of Lawndale as of the date hereof. Lawndale reserves the right, in the event such information shall be or become inaccurate, to provide corrective information to the Company as soon as reasonably practicable, although Lawndale shall not be obligated to update any information that may change from and after the date hereof. Lawndale reserves the right to give further notice of its intention to present additional business or further notice of additional nominations, in each case, to be conducted or made at the Annual Meeting or other meeting of the Company's stockholders or to revise the nominations described herein.

Any claim that this notice is in any way defective or deficient, and all further correspondence on this matter, should be addressed to me at Wilson Sonsini Goodrich & Rosati, by mail at 650 Page Mill Road, Palo Alto, California 94304, by telephone at (650) 493-9300, by facsimile at (650) 493-6811 or by electronic mail at dberger@wsgr.com, so that there is adequate opportunity to address such claim in a timely fashion. The giving of this notice is not an admission that this notice is required by any provision in the Bylaws, the General Corporation Law of the State of Delaware or any other applicable governing document or provision of law. Lawndale reserves all rights to assert a claim for any damages or costs that it may sustain or incur, including attorneys' fees, in the event of any dispute concerning the validity of this notice.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI

Professional Corporation

David J. Berger

DJB:JR:lt

Enclosures

cc: Andrew Shapiro
Louis D. Paolino, Jr.

Matthew J. Paolino

Burton Segal

Mark Alsentzer

Constantine N. Papadakis, Ph.D.

Annex A

NOMINATIONS AND PROPOSALS

BEING MADE BY LAWNDALE FOR CONSIDERATION AT

THE 2007 ANNUAL MEETING OF STOCKHOLDERS OF

MACE SECURITY INTERNATIONAL, INC.

Proposal 1:

To elect a slate of nominees consisting of Eugene I. Davis, Gerald T. LaFlamme, Philip B. Livingston and Dennis R. Raefield, to the Mace Security International board of directors to serve for a term expiring at the 2008 annual meeting of its stockholders (the "2008 Annual Meeting").

Proposal 2:

To ratify the audit committee's appointment of Grant Thornton, LLP as the independent auditors for Mace Security International for year ending December 31, 2007. In the event that the Company determines not to seek stockholder ratification of the appointment of Grant Thornton, LLP as the Company's auditor, Lawndale intends to adopt resolutions amending the Amended and Restated Bylaws of Mace Security International to require the Company to seek stockholder ratification of the Company's auditors.

Proposal 3:

To adopt resolutions amending the Amended and Restated Bylaws of Mace Security International to implement governance guidelines to protect the interests of the Company's investors by adding to such Bylaws the provisions set forth on Annex B attached hereto.

Proposal 4:

To adopt resolutions amending the Amended and Restated Bylaws of Mace Security International to repeal any provision of, or amendments to, such Bylaws unilaterally adopted by the Mace Security International board of directors after August 15, 2007, and before the slate of nominees consisting of Eugene I. Davis, Gerald T. LaFlamme, Philip B. Livingston and Dennis R. Raefield joins the Board, if elected.

Annex B

Mace Security International, Inc.

Corporate Governance Provisions

(as made part of Bylaws)

1. At least 66.67% of the members of the board of directors (the "Board") shall be independent directors as defined below.

A person shall not be considered an "independent director" if s/he has a relationship which, in the opinion of the Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. The following persons shall not be considered independent:

(a) a person who is, or at any time during the past three years was, employed by the Company or has a family member that was employed by the Company at any time during the past three years;

(b) a person who is a relative of a current Section 16 officer of the Company or its affiliates;

(c) a person who is a relative of a current employee of the Company other than a Section 16 officer but there are other factors which raise concern about independence;

(d) a person (or a relative of a person) who currently or within the last three years has provided professional services directly to the Company, to an affiliate of the Company or an individual officer of the Company or one of its affiliates in excess of $10,000 in any year; or

(e) a person who has any other material connection to the Company other than a board seat or ownership of equity securities of the Company.

2. The foregoing provisions are adopted as part of the Bylaws of the Company and cannot be amended or repealed without the approval by an affirmative vote of not less than 67% of the stockholders of the Company. Any inconsistent provisions of the Bylaws are hereby modified to be consistent with these provisions. The foregoing provisions, insofar as they establish eligibility to serve as a director or as a committee member, shall not have the effect of removing any director or committee member from office but shall be given effect at the next election of directors and the next selection of committee members, as the case may be. The Nominating Committee shall not nominate candidates for election to the Board except as may be consistent with such provisions and no corporate funds may be expended for the solicitation of proxies which are inconsistent with the foregoing provisions.

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